29 DECEMBER 2010

Commissioning of 120,000 ounce per annum Gold Ridge project (Solomon Islands) to begin in February 2011

- **US$150M project on time and budget**
- **90,000 tonnes of ore delivered to ROM pad**
- **Dry and wet commissioning of plant expected in February**
- **Phased relocation of local landowners continues successfully**
- **Exploration to accelerate with mobilisation of diamond core rig**

The A$150 million refurbishment and redevelopment of Allied Gold's fully-funded 100%-owned 120,000 ozpa Gold Ridge gold project in the Solomon Islands is nearing completion with the project on time and on budget.

Allied Gold anticipates wet and dry commissioning of the 2.5 Mtpa Gold Ridge process plant in February with first gold production expected in the March quarter.

All major project components are either on site or being installed with remaining refurbishment activities such as finishing the reline of the SAG mill and instrumentation cabling due in mid-January after a festive season break. Important items such as process reagents are due to be delivered this week.

Comment by Executive Chairman Mark Caruso, "Redevelopment activities are almost complete and with 600 people now on site we look forward to commissioning Gold Ridge during the March quarter. Combined with gold production from Simberi (PNG) this will lift Allied's gold output towards 200,000 ozpa in 2011."

Mining of the Valehaichichi and Namachamata pits commenced in October and to date approximately 90,000 tonnes of ore has been delivered to the 175,000 tonne capacity Run of Mine (ROM) pad.

Much of the mining in November was of remnant surface ore and in December the first drill and blast activities commenced in the Valehaichichi pit. Earlier this month Gold Ridge took delivery of Phase II of the larger fleet of mine equipment including six Caterpillar 775F trucks and two Caterpillar 385 excavators. Gold Ridge now operates continuously on a three shift roster and mine operator training has been a key focus in recent months during civil construction, the mining of ore and the mining of 200,000 tonnes of waste.

The phased relocation of local Gold Ridge landowners and residents continues very successfully. Ninety people were moved to the purpose built Bubalake village earlier this month and to date approximately 220 of 1900 residents have been relocated or assisted with housing. The housing design, the location of 27 villages on 30 sqkm of land outside the mine site and the sequencing of village construction was determined through a regional census and wide community consultation.

An 81 hole / 3590m RC drilling campaign testing mineralisation in and around the planned Namachamata pit, was completed in early December. A similar programme is scheduled for Valehaichichi in the New Year. The mobilisation of a diamond core drill rig in the New Year will result in the immediate testing of targets that have been identified by an aggressive induced polarisation (IP) exploration program.

Photos of construction progress at Gold Ridge are contained in the appendix to this announcement.

For more details, please contact:

Simon Jemison	Investor Relations & Media	+61 418 853 922
Rebecca Greco	Investor Relations, North America	+1 416 839 8610
David Simonson	c/. Merlin PR	+44 20 7726 8400

AUSTRALIA	CANADA	LONDON (MEDIA)	LONDON (NOMAD)
Mr Simon Jemison	Ms Rebecca Greco	Mr David Simonson	Mr Roland Cornish
Investor & Media	Investor Relations	C/. MerlinPR	C/. Beaumont Cornish Limited
Tel: +61 7 3252 5911	Tel: +1 416 839 8610	Tel: + 44 (0)20 7726 8400	Tel: +44 (0) 20 7628 3396

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. C. R. Hastings is also a Qualified Person as defined by Canadian National Instrument 43-101.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC)

APPENDIX

Image 1 - Process Plant Refurbishment


Eilbeck

Image 2 - Mining Activities


CAT

Image 3 - Bubalake Village

